MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2015 and 2014

The following Management’s Discussion and Analysis (“MD&A”) for Timmins Gold Corp. together with its wholly owned subsidiaries (“Timmins” or “the Company”) is prepared as of July 29, 2015 and relates to the financial condition and results of operations for the three and six months ended June 30, 2015 and 2014. Past performance may not be indicative of future performance. This MD&A should be read in conjunction with the condensed interim consolidated financial statements (“interim financial statements”) and related notes for the three and six months ended June 30, 2015 and 2014 which have been prepared in accordance with International Accounting Standard 34 - Interim Financial Reporting using accounting consistent with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS” or “GAAP”). As such, the interim financial statements do not contain all the disclosures required by IFRS for annual financial statements and should be read in conjunction with the Company’s audited annual consolidated financial statements for the years ended December 31, 2014 and 2013 (“annual consolidated financial statements”).

The first, second, third and fourth quarters of the Company’s fiscal years are referred to as “Q1”, “Q2”, “Q3” and “Q4”, respectively. The three months ended June 30, 2015 and 2014 are also referred to as “Q2 2015” and “Q2 2014”, respectively. The six months ended June 30, 2015 and 2014 are referred to as “YTD 2015” and “YTD 2014”, respectively. All amounts are presented in United States dollars, the Company’s presentation currency, unless otherwise stated. References to “C$” and “MXP” are to Canadian dollars and Mexican pesos, respectively.

Statements are subject to the risks and uncertainties identified in the “Risks and Uncertainties”, “Cautionary Note to U.S. Investors” and “Cautionary Note Regarding Forward-Looking Statements” sections of this document. The Company has included the non-GAAP performance measures of cash cost per gold ounce on a by-product basis and all-in sustaining cash cost per gold ounce on a by-product basis. For further information and detailed calculations of these measures, see the “Non-GAAP and additional GAAP Measures” section of this document.

Q2 2015 HIGHLIGHTS

-

On May 26, 2015, the Company completed its previously announced plan of arrangement (the “Arrangement”) whereby the Company acquired ownership of all of the issued and outstanding common shares of Newstrike Capital Inc. (“Newstrike”), being 116,786,781 shares. Newstrike is now a wholly-owned subsidiary of Timmins.

The Arrangement was completed under the Business Corporations Act (British Columbia). Under the terms of the Arrangement, Newstrike shareholders received 0.9 of a Timmins Gold common share and C$0.0001 in cash for each Newstrike common share. The Arrangement gives Timmins Gold ownership of the Ana Paula gold project located in Mexico.

In connection with the closing of the Arrangement, Timmins increased the size of its board of directors to nine, with Mark Backens, a former director of Newstrike being appointed to the Company’s board of directors.

-

Metal revenues were $27.8 million, compared to $42.4 million during Q2 2014. This represents a 34% decrease over the prior year, primarily due to a decrease in the total ounces of gold sold of 22,869 ounces during Q2 2015 versus 33,000 ounces during Q2 2014 and a lower average realized gold price. The average London PM Fix price was $1,192 per gold ounce, compared to $1,288 per gold ounce during Q2 2014.

-

Loss from operations was $1.9 million, compared to earnings from operations of $7.2 million during Q2 2014. This difference was mainly due to the decreased metal revenues. Also contributing to this variance was a decrease in processing grade, an increase in explosive costs and an increase in diesel costs.

-	Earnings and total comprehensive income was $0.6 million or $0.00 per share, compared to $3.2 million or $0.02 per share during Q2 2014.

-	Cash flows provided by operating activities were $4.6 million, compared to $18.7 million during Q2 2014.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the three and six months ended June 30, 2015 and 2014
(In United States dollars, tabular amounts in thousands, except where noted)

-

Cash and cash equivalents at June 30, 2015 were $21.6 million after investing $1.0 million on exploration, $0.1 million on sustaining capital, $2.0 million on expansion programs, and $5.5 million on deferred stripping. Also, the Company received $7.5 million of its VAT receivable in cash during Q2 2015. Cash and cash equivalents at June 30, 2014 were $56.0 million after investing $1.2 million on exploration, $0.8 million on sustaining capital, $1.6 million on expansion programs, $3.1 million on deferred stripping and $0.8 million paying down payables related to prior period capex items. The Company received $8.6 million of its VAT receivable in cash during Q2 2014.

-

The Company produced 22,869 ounces of gold and sold 22,869 ounces of gold, compared to 32,932 and 33,000, respectively during Q2 2014. The change from prior year is due to a decrease in overall production resulting from a decrease in processing grade partially offset by increased daily crushing throughput. The Company also presold 1,852 gold ounces for July 2015 delivery, which generated $2.2 million in cash held at June 30, 2015.

-

The Company’s cash cost per ounce on a by-product basis was $968 (all-in sustaining cash cost per ounce on a by- product basis - $1,134), compared to $730 (all-in sustaining cash cost per ounce on a by-product basis - $928) during Q2 2014. This increase in cash costs is primarily driven by lower processing grades realized during the quarter of 0.53 grams of gold per tonne (“g/t Au”), compared to the Q2 2014 grade of 0.65 g/t Au, as well as longer processing times related to higher pad stack heights.

RECENT DEVELOPMENTS

-

On July 7, 2015, the Company announced that it had commenced drifting into the underground veins parallel to the south wall of the San Francisco pit. The drift is part of a pilot phase designed to test the mining and processing of the underground ore to determine whether full scale underground mining is feasible.

Previous drilling delineated three mineralized veins near the south wall of the San Francisco pit, which averaged approximately 4 meters (“m”) in width, with grades ranging between 2.5 and 5.0 g/t Au. These veins are located within 50 to 100 m of the current south pit wall, dipping to the north-northeast varying between 30 to 60 degrees. Veins extending along 300 m of strike and 200 m of dip have been delineated to date.

The pilot phase will involve drifting 90 m into the south wall of the pit to access the veins followed by 200 m of lateral drifting to extract 14,000 tonnes of ore. The pilot phase will allow the Company to test ground conditions, mining costs, grade and metallurgical recovery of the underground ore. Additionally, the pilot phase will provide efficient platforms for further underground infill and exploration drilling. Previous drilling by Timmins in 2011 below the planned pit bottom identified high grade structures as deep as 800 m from surface below the north wall of the pit. These results support the theory of the Company’s geological team that the presently identified mineralized system may extend to greater depths. This is consistent in mesothermal systems, which have significant depth extent, and have the potential to yield high grade feeder systems at depth.

Timmins plans to process ore recovered from the pilot phase through selective fine crushing and heap leaching. The effect of crush size and heap leach parameters on the metallurgical recovery of the underground ore is being investigated. Timmins estimates the pilot phase will take 3 to 4 months to complete. There is no net cost budgeted for the pilot phase as the cost for the program is expected to be recouped by revenue derived from recovery of the gold contained in the bulk sample. An experienced Mexican underground mining contractor was selected to carry out the underground operations.

OVERVIEW OF THE BUSINESS

Timmins Gold Corp. is a publicly traded gold producer engaged in the operation, development, exploration and acquisition of resource properties in Mexico. The Company owns and operates the San Francisco Mine (“the Mine”) in the state of Sonora, Mexico. The Mine and the La Chicharra pit are collectively known as the “Gold Property”. The Company has title to approximately 200,000 hectares of exploration claims in and around the Gold Property. The Company also has title to the TIM claims, of approximately 50,000 hectares, located in the state of Zacatecas, Mexico.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the three and six months ended June 30, 2015 and 2014
(In United States dollars, tabular amounts in thousands, except where noted)

The Company also holds 100% of the Caballo Blanco gold project which is an advanced stage open pit heap leach gold project located 65 km Northwest of Veracruz, Mexico. The project consists of two areas of epithermal gold mineralization, the Northern Zone and the Highway Zone, contained within 13 mineral concessions covering over 54,000 hectares. Caballo Blanco is accessed via paved roads, on-site power and clean water.

The Company also holds 100% of the Ana Paula gold project which is an advanced stage development project in the prospective Guerrero Gold Belt. The Belt is host to various significant gold discoveries and operations with current gold resources in excess of 25 million ounces of gold. The project is comprised of two claims totalling 4,238 hectares at the northwest end of the Guerrero Gold Belt. Ana Paula is located in the north central part of the State of Guerrero in southern Mexico, 180 km from Mexico City and 250 km away from the port city of Acapulco which has an international airport. The Company is currently progressing the Ana Paula gold project through to a Feasibility Study to be completed mid 2016.

For both projects, management believes that the current resource can be expanded/upgraded and the project economics described in the Preliminary Economic Assessments (“PEA”) can be improved with additional drilling, metallurgical test work, and a review of the capital expenditures.

Management’s strategic approach is to maximize the gross margin on sales by continuing to be a low cost gold producer and to build the Company’s position as a leading emerging gold producer whenever value-enhancing opportunities arise. The Company also has a significant focus on community involvement to ensure the successful integration of the local workforce and to promote various technical skills within its operations.

In planning for the Company’s future, management continuously evaluates the Company’s cash flow requirements and cash flow generated from the operations at the San Francisco Mine. Management bases investment decisions on cash flow return in excess of the Company’s cost of capital. Management looks to add shareholder value from drilling of the Company’s land packages, through development of its recently acquired properties and through other accretive means.

The Company’s common shares are listed on the TSX (TMM) and the NYSE MKT (TGD). Further details on Timmins Gold Corp. can be found in the Company’s associated documents, including its Annual Information Form, at www.sedar.com or on the Company’s website at www.timminsgold.com.

OUTLOOK

The Company’s immediate strategy is to produce between 100,000 and 110,000 gold ounces annually (previously between 115,000 and 125,000 gold ounces) and to obtain a cash cost of approximately $875 to $925 (previously between $800 to $850) per gold ounce. The guidance excludes results from potential underground operations.

Since acquiring Caballo Blanco, the Company continues to work towards advancing the project and has:

-	Engaged with government authorities, community members and other stakeholders;
-	Initiated a thorough review and update of the current Environmental Impact Assessment; and,
-	Commenced technical optimization studies.

The 2015 budgeted cost for this advancement work is $0.5 million.

The Company recently completed the Arrangement with Newstrike and during 2015 is advancing the Ana Paula gold project to a feasibility study level by:

-	Upgrading the current resource;
-	Optimizing the mine plan; and,
-	Optimizing process flowsheets.

The budgeted cost for this work is $5.2 million.

The Company anticipates generating sufficient working capital from operations to finance the above activities.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the three and six months ended June 30, 2015 and 2014
(In United States dollars, tabular amounts in thousands, except where noted)

REVIEW OF FINANCIAL RESULTS

		Three months ended June 30,				Six months ended June 30,
		2015		2014		2015		2014
Gold sold (oz)		22,869		33,000		47,024		69,763
Silver sold (oz)		13,041		23,493		28,350		50,140
Average realized gold price (per oz)		$1,216		$1,284		$1,218		$1,282
Average London PM fix gold price (per oz)		$1,192		$1,288		$1,205		$1,291
Metal revenues		$27,805		$42,383		$57,297		$89,433
(Loss) earnings from operations		$(1,860)		$7,246		$(2,082)		$20,107
Earnings (loss) and total comprehensive income (loss)		$629		$3,216		$(81)		$11,321
Earnings (loss) per share
-Basic		$0.00		$0.02		$(0.00)		$0.07
-Diluted		$0.00		$0.02		$(0.00)		$0.07
Cash flows provided by operations		$4,608		$18,702		$12,108		$30,961
Cash dividends declared	$	Nil	$	Nil	$	Nil	$	Nil

Q2 2015 Results

Earnings for the Company decreased to $0.6 million, compared to earnings of $3.2 million for Q2 2014 as a result of the following factors:

Metal revenues

The Company sold 22,869 gold ounces at an average realized gold price of $1,216 per ounce, compared to sales of 33,000 gold ounces at an average realized gold price of $1,284 per ounce during Q2 2014. This represents a decrease of 31% in gold ounces sold and a decrease of 5% in realized gold price over Q2 2014, resulting in metal revenues from mining operations of $27.8 million, compared to $42.4 million during Q2 2014.

Cost of sales

Production costs, which comprise the full cost of operations less depreciation and depletion, form a component of cost of sales and were $22.4 million, compared to $24.5 million during Q2 2014. This decrease is substantially attributed to the decreased number of tonnes of ore mined and gold produced, compared to Q2 2014 and the lower average processing grade of 0.57 g/t Au, compared to 0.63 g/t Au during Q2 2014.

Depreciation and depletion expense included in cost of sales were $4.2 million, compared to $4.9 million during Q2 2014. This decrease is substantially attributed to the decreased number of gold ounces sold during the current period.

Corporate and administrative expenses

Corporate and administrative expenses decreased to $3.1 million, compared to $5.7 million during Q2 2014. The significant cash components of these expenses include salaries and consulting and professional fees. Salaries were consistent at $1.0 million, compared to $1.0 million during Q2 2014. Consulting and professional fees decreased to $0.9 million, compared to $3.5 million during Q2 2014 of which $2.0 million was due to the shareholder proxy contest launched during Q2 2014.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the three and six months ended June 30, 2015 and 2014
(In United States dollars, tabular amounts in thousands, except where noted)

Finance expense

Finance expense was consistent at $0.4 million, compared to $0.4 million in Q2 2014. Interest on the loan facility and equipment financing was $0.3 million, compared to $0.3 million during Q2 2014. Accretion on the provision for contingent payment related to the Caballo Blanco acquisition was $0.1 million compared to $nil in Q2 2014.

Income taxes

Income tax recovery was $2.4 million, compared to an expense of $3.9 million during Q2 2014. The current tax expense decreased to a recovery of $0.8 million compared to an expense of $4.7 million during Q2 2014. This difference is due to the decline in gold price and production compared to Q2 2014 which resulted in a taxable loss position in Mexico. The Company expects to recover these losses in the second half of 2015. Deferred tax recovery was $1.5 million, compared to $0.8 million during Q2 2014. This increase was mainly due to a reduction in the special mining duty and foreign exchange gains during Q2 2015.

The Company uses its VAT receivable to settle the monthly Mexican income tax instalments. When the VAT receivable exceeds the required income tax payable, the Company files to receive its VAT receivable in cash. The Company collected $7.5 million of the VAT receivable in cash during Q2 2015, compared to $8.6 million during Q2 2014.

YTD 2015 Results

Loss for the Company was $0.1 million for YTD 2015, compared to earnings of $11.3 million for YTD 2014 as a result of the following factors:

Metal revenues

The Company sold 47,024 gold ounces at an average realized gold price of $1,218 per ounce, compared to sales of 69,763 gold ounces at an average realized gold price of $1,282 per ounce during YTD 2014. This represents a decrease of 33% in gold ounces sold and a decrease of 5% in realized gold price over YTD 2014, resulting in metal revenues from mining operations of $57.3 million, compared to $89.4 million during YTD 2014.

Cost of sales

Production costs, which comprise the full cost of operations less depreciation and depletion, form a component of cost of sales and were $45.0 million, compared to $50.9 million during YTD 2014. This decrease is substantially attributed to the decreased number of tonnes of ore mined and gold produced, compared to YTD 2014 and the lower average processing grade of 0.56 g/t Au, compared to 0.68 g/t Au during YTD 2014.

Depreciation and depletion expense included in cost of sales were $8.4 million, compared to $10.0 million during YTD 2014. This decrease is substantially attributed to the decreased number of gold ounces sold compared to prior year.

Corporate and administrative expenses

Corporate and administrative expenses decreased to $6.0 million, compared to $8.4 million during YTD 2014. The significant cash components of these expenses include salaries and consulting and professional fees. Salaries increased to $2.2 million, compared to $1.8 million during YTD 2014 as a result of timing of payments to employees. Consulting and professional fees decreased to $1.6 million, compared to $4.4 million during YTD 2014 of which $2.0 million was due to the shareholder proxy contest launched during Q2 2014.

Finance expense

Finance expense decreased to $0.7 million, compared to $0.9 million in YTD 2014. Interest on the loan facility and equipment financing was $0.5 million, compared to $0.6 million during YTD 2014. Accretion on the provision for contingent payment related to the Caballo Blanco acquisition was $0.1 million compared to $nil in YTD 2014.

Income taxes

Income tax recovery was $1.8 million, compared to an expense of $8.6 million during YTD 2014. The current tax expense decreased to a recovery of $0.9 million compared to an expense of $10.1 million during YTD 2014. This difference is due to the decline in gold price and production compared to YTD 2014 which resulted in a taxable loss position in Mexico. The Company expects to recover these losses in the second half of 2015. Deferred tax recovery was $0.9 million, compared to $1.6 million during YTD 2014. This increase was mainly due to a reduction in the special mining duty and foreign exchange gains during YTD 2015.

The Company uses its VAT receivable to settle the monthly Mexican income tax instalments. When the VAT receivable exceeds the required income tax payable, the Company files to receive its VAT receivable in cash. The Company collected $12.3 million of the VAT receivable in cash during YTD 2015, compared to $11.7 million during YTD 2014.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the three and six months ended June 30, 2015 and 2014
(In United States dollars, tabular amounts in thousands, except where noted)

REVIEW OF QUARTERLY FINANCIAL RESULTS

		Q2		Q1		Q4		Q3		Q2		Q1		Q4		Q3
		2015		2015		2014		2014		2014		2014		2013		2013
Gold sold (oz)		22,869		24,155		25,007		26,671		33,000		36,763		33,247		28,637

Silver sold (oz)		13,041		15,309		16,322		18,800		23,493		26,647		21,847		16,228
Average realized gold price (per oz)		$1,216		$1,221		$1,216		$1,284		$1,284		$1,280		$1,249		$1,329
Average London PM fix gold price (per oz)		$1,192		$1,218		$1,201		$1,282		$1,288		$1,294		$1,276		$1,326
By-product cash cost (1) (per oz)		$968		$925		$930		$856		$730		$703		$723		$738
Metal revenues		$27,805		$29,492		$30,400		$34,235		$42,383		$47,050		$41,516		$38,065

(Loss) earnings from operations		$(1,860)		$(222)		$(1,854)		$3,914		$7,246		$12,861		$9,245		$9,261
Earnings (loss)		$629		$(710)		$(3,701)		$1,567		$3,216		$8,105		$(4,684)		$4,764
Earnings (loss) per share
-Basic		$0.00		$(0.00)		$(0.02)		$0.01		$0.02		$0.05		$(0.03)		$0.03

-Diluted		$0.00		$(0.00)		$(0.02)		$0.01		$0.02		$0.05		$(0.03)		$0.03
Cash flow provided by (used in) operating activities		$4,608		$7,500		$(2,726)		$4,819		$18,702		$12,259		$15,243		$10,668

Cash dividends declared	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil

(1)	Refer to the “Non-GAAP and Additional GAAP Measures” section of the MD&A.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the three and six months ended June 30, 2015 and 2014
(In United States dollars, tabular amounts in thousands, except where noted)

SAN FRANCISCO GOLD MINE - OPERATIONS REVIEW

The Mine is located in the Arizona-Sonora desert in the northern portion of the Mexican state of Sonora. It is an open pit operation, with crushing and heap leach processing facilities. The following is a summary of the Mine’s production statistics:

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
Ore processed (t)	2,252,591	2,184,316	4,327,379	4,306,966
Average ore processed grade (g/t Au)	0.53	0.65	0.53	0.70
Ore mined (dry tonnes)	2,118,215	2,461,018	4,204,546	4,834,621
Average ore mined grade (g/t Au)	0.57	0.63	0.56	0.68
Ore stockpiled (t)	47,446	399,075	159,652	687,096
Average ore stockpiled grade (g/t Au)	0.28	0.25	0.27	0.25
Waste mined (t)	7,151,798	5,810,088	13,149,695	11,330,556
Total mined (t)	9,270,013	8,271,106	17,354,241	16,165,177
Strip ratio	3.38	2.36	3.13	2.34
Total days in period	91	91	181	181
Gold deposited on pad (oz)	38,176	45,616	73,646	97,454
Gold recovery	59.9%	72.2%	63.8%	70.1%
Average ore processed per day (t/d)	24,754	24,003	23,908	23,795
Average total mined (t/d)	101,868	90,891	95,880	89,310
Gold produced (oz)	22,869	32,932	47,024	68,345
Silver produced (oz)	13,041	23,493	28,350	50,140

The Company produced 22,869 gold ounces and 13,041 silver ounces during Q2 2015, compared to 32,932 gold ounces and 23,493 silver ounces during Q2 2014. The Company produced 47,024 gold ounces and 28,350 silver ounces during YTD 2015, compared to 68,345 gold ounces and 50,140 silver ounces during the same prior year period.

The Company mined a total of 9.3 million tonnes from the Mine during Q2 2015, compared to 8.3 million tonnes during the same prior year period. Dry tonnes of ore mined were 2.1 million tonnes of ore during Q2 2015, compared to 2.5 million tonnes of ore during the same prior year period. The strip ratio increased to 3.38 during Q2 2015 from 2.36 during Q2 2014 as a result of accessing certain phases of the Mine that have higher strip ratios than other phases of the Mine which were accessed during the prior year. Stripping tonnes are expected to decrease in Q3 2015. The Company stockpiled 0.1 million tonnes during Q2 2015, compared to 0.4 million tonnes during the same prior year period.

The Company mined a total of 17.4 million tonnes from the Mine during YTD 2015, compared to 16.2 million tonnes during the same prior year period. Dry tonnes of ore mined were 4.2 million tonnes of ore during YTD 2015, compared to 4.8 million tonnes of ore during the same prior year period. The strip ratio increased to 3.13 during YTD 2015 from 2.34 during the same prior year period as a result of accessing certain phases of the Mine that have higher strip ratios than other phases of the Mine which were accessed during the prior year. The Company stockpiled 0.2 million tonnes during YTD 2015, compared to 0.7 million tonnes during the same prior year period.

The average grade of ore processed during Q2 2015 was 0.53 g/t Au, compared to the same prior year period of 0.65 g/t Au due to a planned change in processed ore grade. The average grade of ore mined during Q2 2015 was 0.57 g/t Au, compared to the same prior year period of 0.63 g/t Au. The average grade of ore processed during YTD 2015 was 0.53 g/t Au, compared to the same prior year period of 0.70 g/t Au due to a planned change in processed ore grade. The average grade of ore mined during YTD 2015 was 0.56 g/t Au, compared to the same prior year period of 0.68 g/t Au.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the three and six months ended June 30, 2015 and 2014
(In United States dollars, tabular amounts in thousands, except where noted)

The Q2 2015 gold recovery was 59.9%, compared to the same prior year period of 72.2% due to the increased height of the leach pad which lengthened the recovery cycle. The ounces will be fully recovered in July 2015. The YTD 2015 gold recovery was 63.8%, compared to the same prior year period of 70.1% was also impacted by the height of the leach pad. Faster recoveries are anticipated going forward as a result of a stacking ore on the new leach pads.

LIQUIDITY, CASH FLOWS AND CAPITAL RESOURCES

Liquidity

Liquidity risk is the risk that the Company will encounter difficulties in meeting obligations associated with its financial liabilities and other contractual obligations. The Company’s strategy for managing liquidity is based on achieving positive cash flows from operations to internally fund operating and capital requirements.

Material increases or decreases in the Company’s liquidity and capital resources will be substantially determined by the success or failure of the Company’s operations, exploration, development and construction programs, its ability to obtain equity or other sources of financing, and the price of gold.

Factors that can impact the Company’s liquidity are monitored regularly and include the market price of gold, production levels, cash cost per gold ounce on a by-product basis, capital costs, exploration expenditures, the timing of VAT recoveries, and foreign currency fluctuations.

The Company monitors and manages liquidity risk by preparing regular periodic cash flow forecasts, and seeking flexibility in financing arrangements. In today’s metal price environment, the Company anticipates that funds from operating cash flows should be sufficient to meet the Company’s commitments, working capital requirements and capital expenditures. The Company had cash and cash equivalents on hand at June 30, 2015 of $21.6 million and VAT receivable of $10.8 million. In addition, the Company has $26.3 million in trade payables and accrued liabilities, $10.2 million in debt related to the loan facility, $1.6 million related to a debenture inherited from Newstrike, $1.5 million related to equipment financing, and a $4.6 million contingent liability for the acquisition of Caballo Blanco payable when Caballo Blanco receives approval for its environmental permit or the Company undergoes a change of control. This contingent liability is payable in cash or shares at the Company’s option.

Cash flow provided by operating activities will vary depending on the price of gold, operating costs, fluctuations in the Mexican peso value, and total production during the year. The Company expects to generate positive cash flow from operating activities over the next year achieved through strong production results at the Mine.

Various tax and legal matters are outstanding from time to time. In the event that Management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of these changes in the consolidated financial statements on the date such changes occur.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the three and six months ended June 30, 2015 and 2014
(In United States dollars, tabular amounts in thousands, except where noted)

Cash flow

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
Cash flow provided by operating activities	$4,608	$18,702	$12,108	$30,961
Cash flow used in investing activities	$(8,100)	$(7,530)	$(16,756)	$(17,404)
Cash flow (used in) provided by financing activities	$(267)	$(186)	$(533)	$19,156

Cash provided by operating activities was $4.6 million during Q2 2015, compared to cash provided by operating activities of $18.7 million during Q2 2014. The main drivers of this change over prior period are a decrease in ounces sold and average realized gold price for the current period resulting in loss before income taxes of $1.7 million, compared to earnings before income taxes of $7.1 million during Q2 2014. Movements in trade receivables increased cash by $7.4 million during Q2 2015 mainly due to a decrease in VAT receivable, compared to an increase of $3.6 million during Q2 2014, while the movements in inventories decreased cash by $0.9 million in Q2 2015, compared to a decrease of $0.4 million in Q2 2014. Movements in trade payables and accrued liabilities decreased cash by $4.0 million during Q2 2015, compared to an increase of $2.6 million during Q2 2014. Tax payments were $nil during Q2 2015 and Q2 2014 as a result of the Company continuing to use VAT receivable to pay income tax instalments.

Cash provided by operating activities was $12.1 million during YTD 2015, compared to cash provided by operating activities of $31.0 million during YTD 2014. The main drivers of this change over prior period are a decrease in ounces sold and average realized gold price for the current period resulting in loss before income taxes of $1.8 million, compared to earnings before income taxes of $19.9 million during YTD 2014. Movements in trade receivables increased cash flows by $5.7 million during YTD 2015 mainly due to a decrease in VAT receivable, compared to an increase of $1.6 million during YTD 2014, while the movements in inventories increased cash by $0.6 million in YTD 2015, compared to an increase of $0.1 million in YTD 2014. Movements in trade payables and accrued liabilities decreased cash by $3.3 million during YTD 2015, compared to a decrease of $1.6 million during YTD 2014. Tax payments were $nil during YTD 2015 and YTD 2014 as a result of the Company continuing to use VAT receivable to pay income tax instalments.

Cash used in investing activities during Q2 2015 was $8.1 million. Expenditures on mineral properties, plant and equipment, and exploration and evaluation during Q2 2015 was $8.5 million, compared to $7.5 million during Q2 2014. Cash obtained during Q2 2014 from the Newstrike acquisition was $0.4 million. Cash used in investing activities for YTD 2015 was $16.8 million, compared to $17.4 million during Q2 2014.

Cash used in financing activities was $0.3 million during Q2 2015, compared to cash used by financing activities of $0.2 million during Q2 2014. Cash used by financing activities for YTD 2015 was $0.5 million, compared to cash flow obtained in financing activities of $19.2 million during YTD 2014. Net cash obtained in the prior period was from a shares issuance for cash of C$26.7 million ($24.2 million) offset by a cash repayment of a loan facility of C$5.0 million ($4.5 million).

At the Mine, approximately 40% of the operating expenditures are denominated in Mexican pesos, while approximately 67% of the corporate and administrative expenditures are denominated in Canadian dollars. Fluctuations in these currencies can have an impact on the Company’s costs. During Q2 2015, the Mexican peso averaged MXP 15.33 to $1.00, and the Canadian dollar averaged C$1.23 to $1.00, compared to MXP 13.00 to $1.00, and C$1.09 to $1.00 during Q2 2014.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the three and six months ended June 30, 2015 and 2014
(In United States dollars, tabular amounts in thousands, except where noted)

Capital resources

The capital of the Company consists of the consolidated equity and the loan facility, net of cash and cash equivalents.

	June 30,	December 31,
	2015	2014
Equity	$279,955	$213,777
Loan facility	10,159	11,070
Equipment financing	1,512	2,079
Debenture	1,618	-
	293,244	226,926
Less: Cash and cash equivalents	(21,563)	(26,952)
	$271,681	$199,974

At June 30, 2015, there were no externally imposed capital requirements to which the Company is subject and with which the Company has not complied. The capital resources of the Company have increased to $271.7 million at June 30, 2015, from $200.0 million at December 31, 2014. Equity was increased by $63.9 million as a result of issued capital and $1.5 million of share-based payments relating to the Newstike acquisition.

During December 2014, the Company negotiated an extension of the loan facility, extending the maturity date to December 31, 2015 with the interest rate remaining at 9.0% per annum. In consideration of the extension, the Company paid an extension fee of C$0.1 million. Under the terms of the loan facility, the Company pledged all of its assets (including the assets of its subsidiaries) in favour of the lender as security for the loan facility. In addition, the subsidiaries have each provided guarantees to the lender for the repayment of any amounts advanced to the Company under the terms of the loan facility.

As part of the Newstrike acquisition, the Company inherited a C$2.0 million ($1.6 million) debenture. The debenture requires annual cash interest of 5%, paid semi-annually, and 225 common shares of the Company for every C$0.1 million ($0.1 million) principal value outstanding on a monthly basis. Unless extended, the debenture matured on the closing of the Newstrike transaction. The debenture holder has agreed to extend the maturity date.

Dividends

No dividends were declared or paid during Q2 2015.

Outstanding share data

The total number of outstanding common shares and share options at July 29, 2015 are 284,985,482 and 21,062,500, respectively.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the three and six months ended June 30, 2015 and 2014
(In United States dollars, tabular amounts in thousands, except where noted)

NON-GAAP AND ADDITIONAL GAAP MEASURES

Non-GAAP Measures

Cash cost per gold ounce and cash cost per gold ounce on a by-product basis

Cash cost per gold ounce and cash cost per gold ounce on a by-product basis are non-GAAP performance measures that management uses to assess the Company’s performance and its expected future performance. The Company has included the non-GAAP performance measures of cash cost per gold ounce and cash cost per gold ounce on a by-product basis throughout this document. In the gold mining industry, these are common performance measures but do not have any standardized meaning. As such, they are unlikely to be comparable to similar measures presented by other issuers.

Management believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

The cash cost per gold ounce is calculated by dividing the operating production costs by the total number of gold ounces sold. The cash cost per gold ounce on a by-product basis is calculated by deducting the by-product silver credits per gold ounce sold from the cash cost per gold ounce.

The following table provides a reconciliation of the cash cost per gold ounce and cash cost per gold ounce on a by-product basis to the interim financial statements:

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
Production costs	$22,352	$24,517	$44,951	$50,874
Divided by gold sold (oz)	22,869	33,000	47,024	69,763
Cash cost per gold ounce	$977	$743	$956	$729
Less: By-product silver credits per gold ounce (1)	(9)	(13)	(10)	(14)
Cash cost per gold ounce on a by-product basis	$968	$730	$946	$715

(1)

Management has determined that silver metal revenues when compared to the gold metal revenues, are immaterial and only identified after processing and therefore are considered a by-product of the production of gold. For the three and six months ended June 30, 2015, total by-product silver credits were $0.2 million and $0.5 million, respectively (three and six months ended June 30, 2014 - $0.4 million and $1.0 million, respectively).

For further details on the calculation of production costs, refer to the notes to the consolidated financial statements. Cash cost per gold ounce and cash cost per gold ounce on a by-product basis are not necessarily indicative of earnings from operations or cash flow from operations as determined under GAAP. Other companies may calculate these measures differently.

All-in sustaining cash cost per gold ounce

The Company has adopted an all-in sustaining cash cost per ounce on a by-product basis performance measure which is calculated based on the guidance note issued by the World Gold Council during Q2 2013. Management uses this information as an additional measure to evaluate the Company’s performance and ability to generate cash flow.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the three and six months ended June 30, 2015 and 2014
(In United States dollars, tabular amounts in thousands, except where noted)

All-in sustaining cash costs on a by-product basis include total production cash costs, corporate and administrative expenses, sustaining capital expenditures and accretion for site reclamation and closure costs. These reclamation and closure costs represent the gradual unwinding of the discounted liability to rehabilitate the area around the Mine at the end of the mine life. The Company believes this measure to be representative of the total costs associated with producing gold; however, this performance measure has no standardized meaning. As such, there are likely to be differences in the method of computation when compared to similar measures presented by other issuers.

The following table provides a reconciliation of the all-in sustaining cash cost per gold ounce on a by-product basis to the interim financial statements:

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
Production costs	$22,352	$24,517	$44,951	$50,874
Corporate and administrative expenses	3,097	5,737	6,013	8,411
Sustaining capital expenditures	693	780	893	1,292
Accretion for site reclamation and closure	8	27	21	54
Less: By-product silver credits	(212)	(436)	(466)	(954)
All-in sustaining cash costs	25,938	30,625	51,412	59,677
Divided by gold sold (oz)	22,869	33,000	47,024	69,763
All-in sustaining cash cost per gold ounce on a by-product basis	$1,134	$928	$1,093	$855

Additional GAAP Measures

The Company has included additional GAAP measures which include earnings from mine operations and earnings from operations throughout this document. Management believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Earnings from mine operations

Earnings from mine operations represents the difference between metal revenues and cost of sales (including depreciation and depletion). Management believes that this presentation provides useful information to investors to evaluate the Company’s mine operating performance and to assess the Company’s ability to generate operating cash flow.

Earnings from operations

Earnings from operations represents the difference between earnings from mine operations, corporate and administrative expenses and impairment charges. Management believes that this presentation provides useful information to investors to evaluate the Company’s mine operating performance when also taking into account certain costs not directly associated with production.

The additional GAAP measures described above do not have a standardized meaning prescribed by IFRS. As such, there are likely to be differences in the method of computation when compared to similar measures presented by other issuers.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the three and six months ended June 30, 2015 and 2014
(In United States dollars, tabular amounts in thousands, except where noted)

INTERNATIONAL FINANCIAL REPORTING STANDARDS

The condensed interim consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board, effective as of June 30, 2015. The Company’s significant accounting policies are described in note 3 of the Company’s consolidated financial statements for the year ended December 31, 2014.

CHANGES IN ACCOUNTING STANDARDS

The Company has not applied the following new standards and amendments to standards that have been issued but are not yet effective:

a)

IFRS 15 - Revenue from Contracts with Customers (effective January 1, 2017) - This standard outlines a single comprehensive model for companies to use in accounting for revenue arising from contracts with customers. Management is currently assessing the impact of the new standard.

b)

IFRS 9 - Financial Instruments (effective January 1, 2018) - This standard introduces new requirements for the classification and measurement of financial assets and financial liabilities, impairment of financial assets, and hedge accounting. Management is currently assessing the impact of the new standard.

CONTROLS AND PROCEDURES

Disclosure controls and procedures

The Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) are responsible for establishing and maintaining adequate disclosure controls and procedures. Disclosure controls and procedures are designed to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, is made known to the Company’s certifying officers. The Company’s CEO and CFO have concluded that the Company’s disclosure controls and procedures are effective in providing reasonable assurance that information required to be disclosed under applicable securities regulations is recorded, processed, summarized and reported within the time periods specified.

Management regularly reviews the Company’s disclosure controls and procedures; however, they cannot provide an absolute level of assurance because of the inherent limitations in cost effective control systems to prevent or detect all misstatements due to error or fraud. At December 31, 2014, under the supervision and with the participation of the Company’s CEO and CFO, management conducted an evaluation of the design and operating effectiveness of the Company’s disclosure controls and procedures.

Based on this evaluation, management concluded that the Company’s disclosure controls and procedures are effective as of that date.

Internal control over financial reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of interim financial statements for external purposes in accordance with IFRS. Management has concluded that these controls and procedures have been designed to provide reasonable assurance that financial information is recorded, processed, summarized and reported in a timely manner.

There has been no change in the Company’s internal control over financial reporting during Q2 2015 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

RISKS AND UNCERTAINTIES

For a detailed listing of the risk factors faced by the Company, please refer to the Company’s MD&A and Annual Information Form for the year ended December 31, 2014.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the three and six months ended June 30, 2015 and 2014
(In United States dollars, tabular amounts in thousands, except where noted)

CAUTIONARY NOTE TO U.S. INVESTORS

The Company is subject to the reporting requirements of the applicable Canadian securities laws, and as a result it reports its mineral reserves and resources according to Canadian standards. Canadian reporting requirements for disclosure of mineral properties are governed by NI 43-101. The definitions of NI 43-101 are adopted from those given by the Canadian Institute of Mining, Metallurgy and Petroleum. U.S. reporting requirements are governed by Industry Guide 7 (“Guide 7”) of the Securities and Exchange Commission (the “Commission”). These reporting standards have similar goals in terms of conveying an appropriate level of confidence in the disclosures being reported, but embody different approaches and definitions.

For example, under Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. In particular, the Company reports “resources” in accordance with NI 43-101. While the terms “Mineral Resource,” “Measured Mineral Resource,” “Indicated Mineral Resource” and “Inferred Mineral Resource” are recognized and required by Canadian regulations, they are not defined terms under standards of the Commission and generally, U.S. companies are not permitted to report resources in documents filed with the Commission. As such, certain information contained in this MD&A concerning descriptions of mineralization and resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the Commission. In addition, an Inferred Mineral Resource has a great amount of uncertainty as to its existence and as to its economic and legal feasibility, and it cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. It cannot be assumed that all or any part of Measured or Indicated Resources will ever be converted into Mineral Reserves, and it cannot be assumed that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable. In addition, the definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” under CIM standards differ in certain respects from the standards of the Commission.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements and information contained in this MD&A and the documents incorporated by reference in this MD&A constitute “forward-looking statements” within the meaning of applicable U.S. securities laws and “forward-looking information” within the meaning of applicable Canadian securities laws, which we refer to collectively as “forward-looking statements”. Forward-looking statements are statements and information regarding possible events, conditions or results of operations that are based upon assumptions about future economic conditions and courses of action. All statements and information other than statements of historical fact may be forward-looking statements. In some cases, forward-looking statements can be identified by the use of words such as “seek”, “expect”, “anticipate”, “budget”, “plan”, “estimate”, “continue”, “forecast”, “intend”, “believe”, “predict”, “potential”, “target”, “may”, “could”, “would”, “might”, “will” and similar words or phrases (including negative variations) suggesting future outcomes or statements regarding an outlook.

Forward-looking statements in this MD&A and the documents incorporated herein by reference include, but are not limited to statements and information regarding: the Company's future mining activities, including mining capacity, recoveries, cash costs, production and mine life; the Company's reserves and resources estimates; the Company’s exploration and development plans, including anticipated costs and timing thereof; the Company’s plans for growth through exploration activities, acquisitions or otherwise; and expectations regarding future maintenance and capital expenditures, working capital requirements, the availability of financing and future effective tax rates. Such forward-looking statements are based on a number of material factors and assumptions, including, but not limited to: that contracted parties provide goods and/or services in a timely manner, that no unusual geological or technical problems occur, that plant and equipment function as anticipated and that there is no material adverse change in the price of gold, costs associated with production or recoveries. Forward-looking statements involves known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements, or industry results, to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and you are cautioned not to place undue reliance on forward-looking statements contained herein.

Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward-looking statements contained in this MD&A and the documents incorporated herein by reference include, but are not limited to: risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits and conclusions of economic evaluations; results of initial feasibility, pre-feasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; risks relating to possible variations in reserves, resources, grade, planned mining dilution and ore loss, or recovery rates and changes in project parameters as plans continue to be refined; mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes (including work stoppages and strikes) or other unanticipated difficulties with or interruptions in exploration and development; the potential for delays in exploration or development activities or the completion of feasibility studies; risks related to the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; risks related to commodity price and foreign exchange rate fluctuations; the uncertainty of profitability based upon the cyclical nature of the industry in which the Company operates; risks related to failure to obtain adequate financing on a timely basis and on acceptable terms or delays in obtaining governmental approvals or in the completion of development or construction activities; risks related to environmental regulation and liability; political and regulatory risks associated with mining and exploration; risks related to the uncertain global economic environment; and other factors contained in the section entitled “Risks and Uncertainties” in the MD&A for the years ended December 31, 2014 and 2013.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the three and six months ended June 30, 2015 and 2014
(In United States dollars, tabular amounts in thousands, except where noted)

Although the Company has attempted to identify important factors that could cause actual results or events to differ materially from those described in the forward-looking statements, you are cautioned that this list is not exhaustive and there may be other factors that the Company has not identified. Furthermore, the Company undertakes no obligation to update or revise any forward-looking statements included in, or incorporated by reference in, this MD&A if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

QUALIFIED PERSON

Scientific and technical information contained in this MD&A was reviewed and approved by Taj Singh, M.Eng, P.Eng, and Jose Vizquerra Benavides, MSc, CPG, both of whom are a “qualified person” as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects.